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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

HABERSHAM BANCORP
(Name of Issuer)
Common Stock
(Title of Class of Securities)
404459109
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	404459109

1	NAMES OF REPORTING PERSONS: Thomas A. Arrendale, III

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		525,160*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		485,000*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		525,160*

WITH:	8	SHARED DISPOSITIVE POWER:

485,000*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,010,160*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

34.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Page 2 of 4 pages

Item 1(a).           Name of Issuer:
Habersham Bancorp
Item 1(b).           Address of Issuer’s Principal Executive Offices:
P.O. Box 1980
Highway 441 North
Cornelia, Georgia 30531
Item 2(a).           Name of Person Filing:
Thomas A. Arrendale, III
Item 2(b).           Address of Principal Business Office or, if None, Residence:
P.O. Box 558
Baldwin, Georgia 30511
Item 2(c).           Citizenship:
United States of America
Item 2(d).           Title of Class of Securities:
Common Stock, $1.00 par value
Item 2(e).           CUSIP Number:
404459109
Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable
Item 4.           Ownership:

(a)	Amount beneficially owned: 1,010,160*

(b)	Percent of class: 34.4%

(c)	Number of shares as to which such person has

	(i)	sole power to vote or direct the vote: 525,160*

	(ii)	shared power to vote or direct the vote: 485,000*

	(iii)	sole power to dispose or to direct the disposition of: 525,160*

	(iv)	shared power to dispose or direct the disposition of: 485,000*

*	Mr. Arrendale III has sole voting and dispositive power with respect to 525,160 shares of Common Stock, which includes 11,250 shares subject to exercisable options. He shares voting and dispositive power with Cyndae A. Bussey as a general partner of the following partnerships, which hold the indicated number of shares: (i) Arrendale Undiversified Family Limited Partnership: 400,000 shares; (ii) Thomas A. Arrendale, Jr. Family Limited Partnership: 85,000 shares.

Page 3 of 4 pages

Item 5.           Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6.           Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable
Item 8.           Identification and Classification of the Members of the Group:
Not Applicable
Item 9.           Notice of Dissolution of Group:
Not Applicable
Item 10.           Certification:
Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.
Date: February 13, 2006

Signature:	/s/ Thomas A. Arrendale, III*

Name: Thomas A. Arrendale, III

*By:	/s/ Edward D. Ariail
Attorney-in-Fact

Page 4 of 4 pages